# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SEACOR Marine Holdings Inc., CIK 0001690334
CUSIP: 78413P101
Title of class of securities: Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 12121 Wickchester Lane, Suite 500, Houston, Texas (TX), 77079
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001591377

## Reporting persons
- P. Oppenheimer Investment Parternship, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 530,010; shared voting power 0; sole dispositive power 530,010; shared dispositive power 0; aggregate amount beneficially owned 530,010 (1.97% of the class)
- Oppenheimer-Close Investment Partnership, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 147,961; shared voting power 0; sole dispositive power 147,961; shared dispositive power 0; aggregate amount beneficially owned 147,961 (0.55% of the class)
- Oppenheimer + Close, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 102,766; shared voting power 0; sole dispositive power 102,766; shared dispositive power 0; aggregate amount beneficially owned 734,647 (2.73% of the class)
- Oppvest, LLC: type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 677,971; shared voting power 0; sole dispositive power 677,971; shared dispositive power 0; aggregate amount beneficially owned 677,971 (2.52% of the class)
- Carl K. Oppenheimer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 780,737; shared voting power 0; sole dispositive power 780,737; shared dispositive power 0; aggregate amount beneficially owned 1,412,618 (5.24% of the class)

## Item 1. Issuer
Name of issuer: SEACOR Marine Holdings Inc.
Address of issuer's principal executive offices: 12121 Wickchester Lane, Suite 500, Houston, TEXAS 77079

## Item 2. Person Filing
Name of person filing:
P. Oppenheimer Investment Partnership, LP
Oppenheimer-Close Investment Partnership, LP
Oppenheimer + Close, LLC
Oppvest, LLC
Carl K. Oppenheimer
Address of principal business office or, if none, residence:
119 West 57th Street
Suite 1515
New York, NY 10019
Citizenship:
Delaware
Delaware
Delaware
Delaware
USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
530,010
147,961
734,647
677,971
1,412,618
Percent of class:
2.0%
0.6%
2.7%
2.5%
5.2%.
Sole power to vote or to direct the vote:
530,010
147,961
102,766
677,971
780,737
Shared power to vote or to direct the vote:
0
0
0
0
0
Sole power to dispose or to direct the disposition:
530,010
147,961
102,766
677,971
780,737
Shared power to dispose or to direct the disposition:
0
0
0
0
0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- P. Oppenheimer Investment Parternship, LP: Carl K. Oppenheimer, Managing Member (04/21/2026)
- Oppenheimer-Close Investment Partnership, LP: Carl K. Oppenheimer, Managing Member (04/21/2026)
- Oppenheimer + Close, LLC: Carl K. Oppenheimer, Managing Member (04/21/2026)
- Oppvest, LLC: Carl K. Oppenheimer, Managing Member (04/21/2026)
- Carl K. Oppenheimer: Carl K. Oppenheimer, Managing Member (04/21/2026)